Exhibit 99.1

Cloopen Enters into Definitive Merger Agreement for Going-Private Transaction

BEIJING, May 12, 2026/PRNewswire/ — Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with SpringX Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), AutumnX Holdings Limited (“HoldCo”), an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, and SummerX Holdings Limited (“Merger Sub”), an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo, pursuant to which the Company will be owned by a consortium consisting of Mr. Changxun Sun, the Company’s founder and chief executive officer, Cloopen Co., Ltd. (a wholly-owned subsidiary of Mr. Changxun Sun), Trustbridge Partners VII, L.P., Trustbridge Partners V, L.P., Retail Technology Asia Limited (a wholly-owned subsidiary of Dmall Inc., HKEX: 2586), Novo Investment HK Limited, Image Frame Investment (HK) Limited, Parantoux Vintage PE Ltd., and Flawless Success Limited (collectively, the “Buyer Group”) in a transaction implying an equity value of the Company of approximately US$162.89 million.

Subject to the terms and conditions of the Merger Agreement, the Merger Sub will merge with and into the Company through a merger in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of HoldCo as a result of the Merger.

The members of the Buyer Group currently beneficially own, in the aggregate, approximately 28.42% of all the issued and outstanding shares, representing approximately 57.25% of the aggregate voting power of the Company. HoldCo and certain Buyer Group members have entered into support agreements, pursuant to which such Buyer Group members and their affiliates have agreed to (i) vote their shares in favor of the authorization and approval of the Merger Agreement, the Merger and related matters, and (ii) subscribe for or otherwise receive shares of HoldCo at or immediately prior to the closing of the Merger in consideration for, and to receive no cash consideration for, the cancellation of their respective shares in the Company.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Class A ordinary share, par value US$0.0001 per share, and each Class B ordinary share, par value US$0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as such term is defined in the Merger Agreement), the Dissenting Shares (as such term is defined in the Merger Agreement) and shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$0.4940 in cash per share without interest (the “Per Share Merger Consideration”), and (ii) each American Depositary Share, each representing six (6) Class A Ordinary Shares (each, an “ADS” and collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the Class A Ordinary Shares represented by such ADS, shall be cancelled and cease to exist in exchange for the right to receive US$2.9641 in cash per ADS without interest (the “Per ADS Merger Consideration”, together with the Per Share Merger Consideration, the “Merger Consideration”).

The Merger Consideration represents a premium of 51.23% to the closing price of the Company’s ADSs on December 19, 2025, the last trading day prior to the Company’s receipt of the “going-private” proposal on December 22, 2025, and a premium of 110.22% to the closing price of the Company’s ADSs on May 11, 2026, the last trading day prior to the execution of the Merger Agreement.

Parent has entered into a debt commitment letter pursuant to which China Minsheng Banking Corp., Ltd. Shanghai Pilot Free Trade Zone Branch has agreed to provide a term facility in an amount up to US$42 million for the Merger, subject to certain conditions.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger which is currently expected to close in the fourth quarter of 2026, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by a resolution approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the shareholders present and voting in person or by proxy as a single class at the shareholders’ meeting in accordance with Section 233(6) of the Companies Act (As Revised) of the Cayman Islands and the current effective memorandum and articles of association of the Company. If completed, the Merger will result in the Company becoming a privately-owned company wholly-owned directly by HoldCo, its ADSs will no longer be quoted on the OTC Pink Market, and the ADS program will be terminated.

Kroll, LLC is serving as financial advisor to the Special Committee.

Hogan Lovells is serving as U.S. legal counsel to the Special Committee; Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee; and Baker McKenzie LLP is serving as U.S. legal counsel to the Company.

Han Kun Law Offices is serving as legal counsel to the Buyer Group; King & Wood is serving as legal counsel to the founder and Cloopen Co., Ltd.; Skadden, Arps, Slate, Meagher & Flom is serving as U.S. and Hong Kong legal counsel to Dmall Inc.; and Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information About the Merger

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the Schedule 13E-3 relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Schedule 13E-3 and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the Merger proceed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

SOURCE Cloopen Group Holding Limited